                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                               IOMEGA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    462030107
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                                 (CUSIP Number)


                       JANUARY 26, 1999 AND APRIL 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

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CUSIP NO. 462030107                 FORM 13G                   Page 2 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

     IDANTA PARTNERS LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b) XX
                                                                             --
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS, UNITED STATES OF AMERICA
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NUMBER OF           5        SOLE VOTING POWER
SHARES                                   21,780,280 (1)
                ----------------------------------------------------------------
BENEFICIALLY        6        SHARED VOTING POWER
OWNED BY                                 -0-
                ----------------------------------------------------------------
EACH                7        SOLE DISPOSITIVE POWER
REPORTING                                21,780,280 (1)
                ----------------------------------------------------------------
PERSON              8        SHARED DISPOSITIVE POWER
WITH                                     -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         21,780,280
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  ____
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                         8.1% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 269,954,482 shares of the Stock outstanding.

CUSIP NO. 462030107                   FORM 13G                 Page 3 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

     DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE AND DAVID J. DUNN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b)XX
                                                                            --
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF          5        SOLE VOTING POWER
SHARES                          3,016,618 (Excludes 2,400 shares held by spouse)
                ----------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                        21,780,280 (1)
                ----------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                       3,016,618 (Excludes 2,400 shares held by spouse)
                ----------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                            21,780,280 (1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                24,796,898 (2)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                XX
                                                                --
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                9.2% (3)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                IN and OO         (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as Trustee of Dunn Family Trust, a general partner of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 27,104 shares of the Stock and his grantor trust's ownership of 2,989,514 shares of the Stock. Excludes 2,400 shares held by Mr. Dunn's spouse. Mr. Dunn disclaims beneficial ownership of such shares.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 269,954,482 shares of the Stock outstanding.

CUSIP NO. 462030107                   FORM 13G                 Page 4 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

     JONATHAN HUBERMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b) XX
                                                                             --

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF          5        SOLE VOTING POWER
SHARES                                   -0-
               -----------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                                 21,780,280 (1)
               -----------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                                -0-
               -----------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                                     21,780,280 (1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         21,780,280 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                       ___
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                         8.1% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Solely in his capacity as a general partner of Idanta Partners Ltd.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 269,954,482 shares of the Stock outstanding.

CUSIP NO. 462030107                FORM 13G                    Page 5 of 8 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 13, 1985 (the "Schedule 13G"), relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated March 13, 1985, Amendment No. 2 thereto dated February 13, 1986, Amendment No. 3 thereto dated February 13, 1987, Amendment No. 4 thereto dated February 13, 1989, Amendment No. 5 thereto dated February 13, 1990, Amendment No. 6 thereto dated February 13, 1991, Amendment No. 7 thereto dated February 13, 1992, Amendment No. 8 thereto dated January 17, 1997 Amendment No. 9 thereto dated February 9, 1998, Amendment No. 10 thereto dated February 20, 1998, and Amendment No. 11 thereto dated February 5, 1999.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Idanta Partners Ltd. is referred to as "IPL", David J. Dunn and Dunn Family Trust, David J. Dunn, Trustee, are referred to as "DJD" and "DFT", respectively, and Jonathan Huberman is referred to as "JH".


Item 4.  Ownership.
         ----------

Item 4 as reported in the Schedule 13G is hereby amended as follows:

              IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,780,280,
                            (b) which constitutes approximately 8.1% of the assumed 269,954,482 outstanding shares of the Stock.
                            (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock.

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CUSIP NO. 462030107                FORM 13G                    Page 6 of 8 Pages

              DFT and DJD:  (a) Because of his position as general partner of
                            IPL (which owns 21,780,280 shares of the Stock) and because of his individual ownership of 27,104 shares of the Stock and his grantor trust's ownership of 2,989,514 shares of the Stock, DFT and DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 24,796,898 shares in the aggregate,
                            (b) which constitutes approximately 9.2% of the assumed 269,954,482 outstanding shares of the Stock. DJD's spouse owns 2,400 shares of Stock of which DJD and DFT disclaim beneficial ownership.
                            (c) In his capacity as a general partner of IPL, DFT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock. DFT shares this power with JH. DFT has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,989,514 shares of the Stock, exercised by DJD. DJD has the sole power to vote or direct the vote and to dispose or to direct the disposition of 27,104 shares of the stock. DJD's spouse owns 2,400 shares of Stock, which DJD and DFT disclaim beneficial ownership.


              JH: (a) Because of his position as general partner of IPL (which owns 21,780,280 shares of the Stock), JH may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 21,780,280 shares,
                            (b) which constitutes approximately 8.1% of the assumed 269,954,482 outstanding shares of the Stock.
                            (c) In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock. JH shares this power with DFT. JH owns no shares individually.


Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Item 8 as reported in the schedule 13G is hereby amended as follows:

         This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

CUSIP NO. 462030107                  FORM 13G                  Page 7 of 8 Pages


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2000

         IDANTA PARTNERS LTD.
         a Texas limited partnership




         by:      /s/ Jonathan Huberman
                  ---------------------
                  Jonathan Huberman
                  General Partner

         DUNN FAMILY TRUST





         by:      /s/ David J. Dunn
                  -----------------
                  David J. Dunn, Trustee


         DAVID J. DUNN



         by:      /s/ David J. Dunn
                  -----------------
                  David J. Dunn


         JONATHAN HUBERMAN



         by:      /s/ Jonathan Huberman
                  ---------------------
                  Jonathan Huberman

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CUSIP NO. 462030107                   FORM 13G                 Page 8 of 8 Pages


                                   EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

IDANTA PARTNERS LTD.
a Texas limited partnership



by:       /s/ Jonathan Huberman
          ---------------------
         Jonathan Huberman
         General Partner


DUNN FAMILY TRUST



by:      /s/ David J. Dunn
         -----------------
         David J. Dunn, Trustee


DAVID J. DUNN



by:      /s/ David J. Dunn
         -----------------
         David J. Dunn


JONATHAN HUBERMAN



by:      /s/ Jonathan Huberman
         ---------------------
         Jonathan Huberman